Exhibit 99.1

Operating and Financial Review and Prospects

OPERATING RESULTS

Trends and Factors Affecting Our Results of Operations

Our results of operations have been influenced and will continue to be influenced by the following factors:

(i) Effects of Yield Fluctuations

The occurrence of severe adverse weather conditions, especially droughts, hail, floods or frost, are unpredictable and may have a potentially devastating impact on agricultural production and may otherwise adversely affect the supply and prices of the agricultural commodities that we sell and use in our business. The effects of severe adverse weather conditions may also reduce yields at our farms. Yields may also be affected by plague, disease or weed infection and operational problems.

The following table sets forth our average crop, rice and sugarcane yields for the periods indicated:

		% Change
	2014/2015	2013/2014	2014/2015 - 2013/2014
	Harvest Year (1)	Harvest Year (1)
Corn (2)	4.4	4.3	1.8%
Soybean	3.8	3.3	15.9%
Soybean (second harvest) (3)	-	-	-
Cotton lint (3)	-	-	-
Wheat (4)	2.3	2.6	(12.9%)
Rice	5.2	5.8	(9.1%)
Sugarcane (3)	-	-	-

(1) The table above reflects the presents yields in respect of harvest years as of March 31. The portion of harvested area completed as of March 31, 2015 was 16% for corn, 9% for soybean first harvest, 100% for wheat and 93% for rice. The portion of harvested area completed as of March 31, 2014 was 19% for corn, 6% for soybean first harvest, 100% for wheat and 95% for rice.

(2) Includes sorghum

(3) None/insignificant harvest as of March 31, 2015 and as of March 31, 2014 respectively

(4) Includes barley

(ii) Effects of Fluctuations in Production Costs

We experience fluctuations in our production costs due to the fluctuation in the costs of (i) fertilizers, (ii) agrochemicals, (iii) seeds, (iv) fuel and (v) farm leases. The use of advanced technology, however, allowed us to increase our efficiency, in large part mitigating the fluctuations in production costs. Some examples of how the implementation of production technology has allowed us to increase our efficiency and reduce our costs include the use of no-till technology (also known as “direct sowing”, which involves farming without the use of tillage, leaving plant residues on the soil to form a protective cover which positively impacts costs, yields and the soil), crop rotation, second harvest in one year, integrated pest management, and balanced fertilization techniques to increase the productive efficiency in our farmland. Increased mechanization of harvesting and planting operations in our sugarcane plantations and utilization of modern, high pressure boilers in our sugar and ethanol mills has also yielded higher rates of energy production per ton of sugarcane.

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(iii) Effects of Fluctuations in Commodities Prices

Commodity prices have historically experienced substantial fluctuations. For example, based on Chicago Board of Trade (“CBOT”) data, from January 1, 2015 to March 31, 2015, soybean prices decreased 2.9% and corn prices decreased by 4.9%. Also, between January 1, 2015 and March 31, 2015, ethanol prices decreased by 0.9%, according to Escola Superior de Agricultura “Luiz de Queiroz” (“ESALQ”) data, and sugar prices decreased by 15.8%, according to Intercontinental Exchange of New York (“ICE-NY”) data. Commodity price fluctuations impact our statement of income as follows:

•	Initial recognition and changes in the fair value of biological assets and agricultural produce in respect of unharvested biological assets undergoing biological transformation;
•	Changes in net realizable value of agricultural produce for inventory carried at its net realizable value; and
•	Sales of manufactured products and sales of agricultural produce and biological assets sold to third parties.

The following graphs show the spot market price of some of our products since March 31, 2010 to March 31, 2015, highlighting the periods January 1 to March 31, 2014 and January 1 to March 31, 2015:

(iv) Fiscal Year and Harvest Year

Our fiscal year begins on January 1 and ends on December 31 of each year. However, our production is based on the harvest year for each of our crops and rice. A harvest year varies according to the crop or rice plant and to the climate in which it is grown. Due to the geographic diversity of our farms, the planting period for a given crop or rice may start earlier on one farm than on another, causing differences for their respective harvesting periods. The presentation of production volume (tons) and production area (hectares) in this annual report in respect of the harvest years for each of our crops and rice starts with the first day of the planting period at the first farm to start planting in that harvest year to the last day of the harvesting period of the crop or rice planting on the last farm to finish harvesting that harvest year.

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On the other hand, production volumes for dairy and production volume and production area for sugar, ethanol and energy business are presented on a fiscal year basis.

The financial results in respect of all of our products are presented on a fiscal year basis.

(v) Effects of Fluctuations of the Production Area

Our results of operations also depend on the size of the production area. The size of our own and leased area devoted to crop, rice and sugarcane production fluctuates from period to period in connection with the purchase and development of new farmland, the sale of developed farmland, the lease of new farmland and the termination of existing farmland lease agreements. Lease agreements are usually settled following the harvest season, from July to June in crops and rice, and from May to April in sugarcane. The length of the lease agreements are usually one year for crops, one to five years for rice and five to six years for sugarcane. Regarding crops, the production area can be planted and harvested one or two times per year. As an example, wheat can be planted in July and harvested in December. Right after its harvest, soybean can be planted in the same area and harvested in April. As a result, planted and harvested area can exceed the production area during one year. The production area for sugarcane can exceed the harvested area in one year. Grown sugarcane can be left in the fields and then harvested the following year. The following table sets forth the fluctuations in the production area for the periods indicated:

	Three-month Period ended March 31,
	2015	2014
	Hectares
Crops (1)	148,915	152,777
Rice	35,328	36,604
Sugar, Ethanol and Energy	126,866	104,897

(1) Does not include second crop area.

The decrease in crop production area in 2015 compared to 2014 was mainly driven by farm sales in 2014. The increase in sugar, ethanol and energy production area in 2015 is explained by an increase in leased hectares.

(vi) Effect of Acquisitions and Dispositions

The comparability of our results of operations is also affected by the completion of significant acquisitions and dispositions. Our results of operations for earlier periods that do not include a recently completed acquisition or do include farming operations subsequently disposed of may not be comparable to the results of a more recent period that reflects the results of such acquisition or disposition.

(vii) Macroeconomic Developments in Emerging Markets

We generate nearly all of our revenue from the production of food and renewable energy in emerging markets. Therefore, our operating results and financial condition are directly impacted by macroeconomic and fiscal developments, including fluctuations in currency exchange rates, inflation and interest rate fluctuations, in those markets. The emerging markets where we conduct our business (including Argentina, Brazil and Uruguay) remain subject to such fluctuations.

(viii) Effects of Export Taxes on Our Products

Following the economic and financial crisis experienced by Argentina in 2002, the Argentine government increased export taxes on agricultural products, mainly on soybean and its derivatives, wheat, rice and corn. Soybean is subject to an export tax of 35.0%, wheat is subject to an export tax of 23.0%, rough rice is subject to an export tax of 10.0%, processed rice is subject to an export tax of 5.0%, corn is subject to an export tax of 20.0% and sunflower is subject to an export tax of 32.0%.

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As local prices are determined taking into consideration the export parity reference, any increase in export taxes would affect our financial results.

(ix) Effects of Foreign Currency Fluctuations

Each of our Argentine, Brazilian and Uruguayan subsidiaries uses local currency as its functional currency. A significant portion of our operating costs in Argentina are denominated in Argentine Pesos and most of our operating costs in Brazil are denominated in Brazilian Reais. For each of our subsidiaries’ statements of income, foreign currency transactions are translated into the local currency, as such subsidiaries’ functional currency, using the exchange rates prevailing as of the dates of the relevant specific transactions. Exchange differences resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income under “finance income” or “finance costs,” as applicable. Our Consolidated Financial Statements are presented in U.S. dollars, and foreign exchange differences that arise in the translation process are disclosed in the consolidated statement of comprehensive income.

As of March 31, 2015, the Peso-U.S. dollar exchange rate was Ps.8.82 per U.S. dollar as compared to Ps.8.00 per U.S. dollar as of March 31, 2014. As of March 31, 2015, the Real-U.S. dollar exchange rate was R$3.20 per U.S. dollar as compared to R$2.26 per U.S. dollar as of March 31, 2014.

The following graph shows the Argentine Peso-U.S. dollar rate and the Real-U.S. dollar rate of exchange for the periods since March 31, 2010 to March 31, 2015, highlighting the periods January 1 to March 31, 2014 and January 1 to March 31, 2015:

Our principal foreign currency fluctuation risk involves changes in the value of the Brazilian Reais relative to the U.S. dollar. Periodically, we evaluate our exposure and consider opportunities to mitigate the effects of currency fluctuations by entering into currency forward contracts and other hedging instruments.

(x) Seasonality

Our business activities are inherently seasonal. We generally harvest and sell corn, soybean, rice and sunflower between February and August, and wheat from December to January. Cotton is unique in that while it is typically harvested from May to July, it requires a conditioning process that takes about two to three months before being ready to be sold. Sales in other business segments, such as in our Dairy segment, tend to be more stable. However, milk sales are generally higher during the fourth quarter, when weather conditions are more favorable for production. The sugarcane harvesting period typically begins between April and May and ends between November and December. As a result of the above factors, there may be significant variations in our results of operations from one quarter to another, since planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition our quarterly results may vary as a result of the effects of fluctuations in commodity prices and production yields and costs related to the “Initial recognition and changes in fair value of biological assets and agricultural produce” line item. See “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” included in our Form 20-F.

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(xi) Land Transformation

Our business model includes the transformation of pasture and unproductive land into land suitable for growing various crops and the transformation of inefficient farms into farms suitable for more efficient uses through the implementation of advanced and sustainable agricultural practices, such as “no-till” technology and crop rotation. During approximately the first three to five years of the land transformation process of any given parcel, we must invest heavily in transforming the land, and, accordingly, crop yields during such period tend to be lower than crop yields once the land is completely transformed. After the transformation process has been completed, the land requires less investment, and crop yields gradually increase. As a result, there may be variations in our results from one season to the next according to the amount of land in the process of transformation.

Our business model also includes the identification, acquisition, development and selective disposition of farmlands or other rural properties that after implementing agricultural best practices and increasing crop yields we believe have the potential to appreciate in terms of their market value. As a part of this strategy, we purchase and sell farms and other rural properties from time to time. Please see also “Risk Factors-Risks Related to Argentina-Argentine law concerning foreign ownership of rural properties may adversely affect our results of operations and future investments in rural properties in Argentina” and “Risk Factors-Risks Related to Brazil- Recent changes in Brazilian rules concerning foreign investment in rural properties may adversely affect our investments.” included in “Item 3-Risk Factors” in our Form 20-F.

The results included in the Land Transformation segment are related to the acquisition and disposition of farmland businesses and not to the physical transformation of the land. The decision to acquire and/or dispose of a farmland business depends on several market factors that vary from period to period, rendering the results of these activities in one financial period when an acquisition of disposition occurs not directly comparable to the results in other financial periods when no acquisitions or dispositions occurred.

(xii) Capital Expenditures and Other Investments

Our capital expenditures during the last three years consisted mainly of expenses related to (i) acquiring land, (ii) transforming and increasing the productivity of our land, (iii) planting non-current sugarcane and coffee and (iv) expanding and upgrading our production facilities. Our capital expenditures incurred in connection with such activities were $335.2 million for the year ended December 2012, $232.1 million for the year ended December 2013 and $322.9 million for the year ended December 2014. . Capital expenditures totaled $62.7 million for the three-month period ended March 31, 2015 in comparison with $113.3 million in the same period in 2013.See also “-Capital Expenditure Commitments.”

(xiii) Effects of Corporate Taxes on Our Income

We are subject to a variety of taxes on our results of operations. The following table shows the income tax rates in effect for 2015 in each of the countries in which we operate:

Tax Rate (%)
Argentina	35
Brazil(1)	34
Uruguay	25

____________

(1)	Including the Social Contribution on Net Profit (CSLL)

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Critical Accounting Policies and Estimates

The Company’s critical accounting policies and estimates are consistent with those described in Note 4 to our audited consolidated annual financial statements for the year ended December 31, 2014 included in our Form 20-F.

Operating Segments

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

We are organized into three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. As from January 1, 2014 the Company did not consider its Coffee and Cattle businesses to be of continuing significance as they no longer meet the quantitative threshold for separate disclosure as reportable segments. Accordingly, the Coffee and Cattle businesses are now presented within “Farming – All Other Segments” segment and prior year disclosures have been recast to conform to this presentation. As a result, the Company’s businesses are comprised of six reportable operating segments, which are organized based upon their similar economic characteristics, the nature of products they offer, their production processes, the type of their customers and their distribution methods.

We operate in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•	Our farming business is further comprised of four reportable segments:
▪	Our Crops segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning and handling and drying services to third parties. Each underlying crop in this segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of which are out of our control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregate combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.
▪	Our Rice segment consists of planting, harvesting, processing and marketing of rice;
▪	Our Dairy segment consists of the production and sale of raw milk,
▪	Our All Other Segments segment consists of the combination of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for separate disclosure and for which the Company’s management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.
•	Our Sugar, Ethanol and Energy segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;
•	Our Land Transformation segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).
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The following table presents selected historical financial and operating data solely for the periods indicated below as it is used for our discussion of results of operations. In respect of production data only as of March 31, 2015, we have not yet completed the 2014/2015 harvest year crops. The Harvested tons presented corresponds to the harvest completed as of March 31, 2015.

	Three-month period ended March 31,
	2015	2014
Sales	( In thousands of $)
Farming Business	58,687	46,084
Crops	21,829	22,181
Soybean(1)	5,217	2,185
Corn (2)	4,149	11,914
Wheat (3)	6,851	5,373
Sunflower	4,637	2,000
Cotton	713	333
Other crops(4)	262	377
Rice(5)	28,488	16,486
Dairy	8,060	7,075
All other segments(6)	310	342
Sugar, Ethanol and Energy Business	55,531	53,045
Sugar	13,955	13,069
Ethanol	39,647	36,482
Energy	1,929	3,494
Total	114,218	99,129

	2014/2015	2013/2014
	Harvest	Harvest
Production	Year	Year
Farming Business
Crops (tons) (7)	216,886	175,811
Soybean (tons)	22,665	11,774
Corn (tons) (2)	89,496	68,317
Wheat (tons) (3)	84,606	77,168
Sunflower (tons)	20,119	18,552
Cotton Lint (tons)	-	-
Rice(8) (tons)	171,197	198,343

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	Three-month period ended March 31,

	2015	2014
Processed rice (9) (tons)	37,565	40,253
Dairy (10) (liters)	20,260	19,256
Sugar, Ethanol and Energy Business
Sugar (tons)	22,468	-
Ethanol (cubic meters)	16,596	2,103
Energy (MWh)	17,890	15,527
Land Transformation Business (hectares traded)	-	-

	2014/2015	2013/2014
	Harvest	Harvest
Planted Area	Year	Year
	(Hectares)
Farming Business (11)
Crops	192,772	185,333
Soybean	96,604	82,981
Corn (2)	39,935	51,212
Wheat (3)	37,020	29,412
Sunflower	12,314	12,880
Cotton	3,160	6,217
Forage	3,739	2,631
Rice	35,328	36,604
Total Planted Area	228,101	221,937
Second Harvest Area	40,118	29,923
Leased Area	60,205	55,797
Owned Croppable Area(12)	127,778	136,216

	Three-month period ended March 31,
	2015	2014
Sugar, Ethanol and Energy Business
Sugarcane plantation	126,866	104,897
Owned land	9,145	9,145
Leased land	117,721	95,752
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(1)	Includes soybean, soybean oil and soybean meal.
(2)	Includes sorghum and peanuts
(3)	Includes barley and rapeseed.
(4)	Includes seeds and farming services.
(5)	Sales of processed rice including rough rice purchased from third parties and processed in our own facilities, rice seeds and services.
(6)	All other segments include our cattle business which primarly consists of leasing land to a third party based on the price of beef. See “Item 4. Information on the Company—B. Business Overview—Cattle Business.” in our Form 20-F.
(7)	Crop production does not include 61,889 tons and 26,234 tons of forage produced in the 2014/2015 and 2013/2014 harvest years, respectively.
(8)	Expressed in tons of rough rice produced on owned and leased farms. The rough rice we produce, along with additional rough rice we purchase from third parties, is ultimately processed and constitutes the product sold in respect of the rice business.
(9)	Includes rough rice purchased from third parties and processed in our own facilities. Expressed in tons of processed rice (1 ton of processed rice is approximately equivalent to 1.6 tons of rough rice).
(10)	Raw milk produced at our dairy farms.
(11)	Includes hectares planted in the second harvest.
(12)	Does not include potential croppable areas being evaluated for transformation.

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Three-month period ended March 31, 2015 as compared to three-month period ended March 31, 2014

The following table sets forth certain financial information with respect to our consolidated results of operations for the periods indicated.

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
	(In thousands of $)
Sales of manufactured products and services rendered	84,480	68,811
Cost of manufactured products sold and services rendered	(60,234)	(46,340)
Gross Profit from Manufacturing Activities	24,246	22,471
Sales of agricultural produce and biological assets	29,738	30,318
Cost of agricultural produce sold and direct agricultural selling expenses	(29,738)	(30,318)
Initial recognition and changes in fair value of biological assets and agricultural produce	23,666	38,945
Changes in net realizable value of agricultural produce after harvest	(162)	861
Gross Profit from Agricultural Activities	23,504	39,806
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	47,750	62,277
General and administrative expenses	(12,018)	(10,780)
Selling expenses	(13,255)	(11,636)
Other operating income/(expense), net	21,625	(13,570)
Share of loss of joint ventures	(878)	(255)
Profit from Operations Before Financing and Taxation	43,224	26,066
Finance income	3,291	2,165
Finance costs	(27,783)	(18,338)
Financial results, net	(24,492)	(16,173)
Profit Before Income Tax	18,732	9,893
Income tax expense	(4,971)	(7,297)
Profit for the Period	13,761	2,596

Sales of Manufactured Products and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total

	(Unaudited)
	(In thousands of $)
2015	77	28,479	83	310	55,531	84,480
2014	84	15,340	-	342	53,045	68,811

Sales of manufactured products and services rendered increased 22.8%, from $68.8 million for the three month period ended March 31, 2014 to $84.5 million for the same period in 2015, primarily as a result of:

•	a $13.1 million increase in our Rice segment, mainly due to: (i) a 124.4% increase in the volume of white rice sold measured in tons of rough rice, from 19.5 thousand tons in the three month period ended March 31, 2014 to 43.8 thousand tons in the same period in 2015, mainly explained by a lower inventories build-up from 148.0 thousand tons in 2014 to 114.0 thousand tons in 2015; and (ii) an increase of 3.8% in the price, from $575.4 in 2014 to $597.3 per ton of rough rice equivalent in 2015. These increases were partially offset by a 56.0% decrease in the sales of by-products, from $5.2 million in 2014 to $2.3 million in 2015 due to a decrease a in volume sold, from 37.4 thousand tons expressed in rough rice during 2014 to 22.8 thousand tons expressed in rough rice in 2015.

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•	a $2.5 million increase in our Sugar, Ethanol and Energy segment, mainly due to: (i) a 28% increase in the volume of sugar and ethanol sold, measured in TRS(1), from 135 thousand tons in the three month period ended March 31, 2014 to 172 thousand tons in the same period in 2015; (ii) a 12.6% increase in volume of energy sold, from 15.3 thousand MWh in 2014 to 17.2 thousand MWh in 2015; and (iii) a 4.5% increase in the price of sugar, from $381.6 in 2014 to $398.8 per ton in 2015. The increase in volume of sugar and ethanol sold was due to (a) a 918.4% increase in sugarcane milled, from 45.2 thousand tons in 2014 to 460.1 thousand tons in 2015; (b) a 14.5% increase in the TRS content in sugarcane, from 103.0 kilograms per ton in 2014 to 117.9 kilograms per ton in 2015; and (c) an increase in the commercialization of sugar from third parties; partially offset by a lower inventories sell-off, measured in TRS, of 127.2 tons in 2014 compared to an inventories sell-off of 82.3 tons in 2015. The increase in the volume of energy sold was mainly due to the increase in sugarcane milled; partially offset by the lower stockpile of bagasse that was carried from previous year to be burned during the off-season. The increase in the sugarcane milled is sustained by (i) an increase in the harvesting area from 0.7 thousand hectares in 2014 to 6.2 thousand hectares in 2015 due to the earlier start of the crushing season and (ii) a 41.3% increase in sugarcane yields from 64.2 tons per hectare in 2014 to 90.7 tons per hectare in 2015. The increases in volumes sold and sugar prices were partially offset by: (i) a 51.0% decrease in energy price, from $229.0 per MWh in 2014 to $112.3 per MWh in 2015; and (ii) a 20.7% decrease in the price of ethanol, from $629.3 per cubic meter in 2014 to $499.2 per cubic meter in 2015.

The following figure sets forth the variables that determine our Sugar and Ethanol sales:

(1)	On average, one metric ton of sugarcane contains 140 kilograms of TRS (Total Recoverable Sugar). While a mill can produce either sugar or ethanol, the TRS input requirements differ between these two products. On average, 1.045 kilograms of TRS equivalent are required to produce 1.0 kilogram of sugar, while the amount of TRS required to produce 1 liter of ethanol is 1.691 kilograms

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The following figure sets forth the variables that determine our Energy sales:

The following table sets forth the breakdown of sales of manufactured products for the periods indicated.

	Three-month period ended March 31,			Three-month period ended March 31,			Three-month period ended March 31,
	2015	2014	Chg %	2015	2014	Chg %	2015	2014	Chg %
	(in million of $)			(in thousand units)			(in dollars per unit)
Ethanol (M3)	39.6	36.5	8.7%	79.4	58.0	37.0%	499.2	629.3	(20.7%)
Sugar (tons)	14.0	13.1	6.8%	35.0	34.2	2.2%	398.8	381.6	4.5%
Energy (MWh)	1.9	3.5	(44.8%)	17.2	15.3	12.6%	112.3	229.0	(51.0%)
TOTAL	55.5	53.0

Cost of Manufactured Products Sold and Services Rendered

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total

	(Unaudited)
	(In thousands of $)
2015	-	(23,156)	(168)	(186)	(36,724)	(60,234)
2014	-	(11,767)	-	(18)	(34,555)	(46,340)

Cost of manufactured products sold and services rendered increased 30.0%, from $46.3 million three month period ended in March 31, 2014 to $60.2 million in the same period in 2015. This increase was primarily due to:

•	a $11.4 million increase in our Rice segment mainly due to: (i) the increase in volume sold; and (ii) a 68.2% increase in the unitary cost of product sold from $206.8 per ton of rough rice in 2014 to $347.8 per ton of rough rice in 2015 due to the 22.6% depreciation of the Argentine peso during the three-month period ended March 31 2014, in comparison to the 4.2% depreciation during the same period of 2015.

•	a $2.2 million increase in our Sugar, Ethanol and Energy segment mainly due to increase in the volume of sugar and ethanol sold measured in TRS; partially offset by a lower unitary cost of product sold due to a 20.3% depreciation of the Brazilean Real during 1Q 2015.

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Sales and Cost of Agricultural Produce and Biological Assets

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total

	(Unaudited)
	(In thousands of $)
2015	21,752	9	7,977	-	-	29,738
2014	22,097	1,146	7,075	-	-	30,318

Sales of agricultural produce and biological assets decreased 1.9%, from $30.3 million in 2014, to $29.7 million in 2015, primarily as a result of:

•	A $1.1 million decrease in our Rice segment was mainly driven by a lower volume of rough rice sold to third parties in the three-month period ended March 31, 2015. The sales reported in 2014 were exceptional on account of the delivery of 4.0 thousand tons at a price of $275.6 per ton.
•	A $0.3 million decrease in our Crops segment mainly driven by the general decrease in the price of grains sold. Soybean prices decreased 10.3%, from $332.4 per ton in the three-month period ended March 31, 2014 to $298.3 per ton in the same period of 2015. Corn prices decreased 24.8%, from $200.7 per ton in the three-month period ended March 31, 2014 to $151.0 per ton in the same period of 2015. Wheat prices decreased 5.1%, from $235.6 per ton in the three-month period ended March 31, 2014 to $223.7 per ton in the same period of 2015. The decrease in prices was partially offset by an increase in the proportion of soybean and wheat sold, mainly due to (i) an increase in production harvested from 11.7 thousand tons in the three-month period ended March 31, 2014 to 22.7 thousand tons in the same period of 2015 and from 77.1 thousand tons in 2014 to 84.6 thousand ton in 2015 for soybean and wheat respectively; and (ii) lower soybean inventories build-up from 97.3 tons in 2014 to 4.6 tons in 2015.

The following table sets forth the breakdown of sales for the periods indicated.

	Three-month Period ended March 31,			Three-month Period ended March 31,			Three-month Period ended March 31,
	2015	2014	% Chg	2015	2014	% Chg	2015	2014	% Chg

	(In thousands of $)			(In thousands of tons)			(In $ per ton)
Soybean	5,217	2,185	138.8%	17,488	6,573	166.1%	298.3	332.4	(10.3%)
Corn (1)	4,149	11,914	(65.2%)	27,477	59,352	(53.7%)	151.0	200.7	(24.8%)
Cotton lint	713	333	114.3%	588	201	192.5%	1,211.8	1,654.4	(26.8%)
Wheat (2)	6,851	5,373	27.5%	30,629	22,801	34.3%	223.7	235.6	(5.1%)
Sunflower	4,637	2,000	131.9%	10,514	5,843	79.9%	441.0	342.2	28.9%
Others	185	292	(36.6%)
Total	21,752	22,097	(1.6%)

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(1)	Includes sorghum
(2)	Includes barley

Partially offset by:

•	A 12.7% increase in our Dairy segment, from $7.1 million in the three-month period ended March 31, 2014 to $8.0 million in the three-month period ended March 31, 2015. This increase is explained by (i) an increase in the amount of liters of fluid milk sold, from 18.1 million liters in the three-month period ended March 31, 2014 to 19.8 million liters in the same period of 2015; and (ii) a 1.9% increase in milk prices from $0.366 per liter in 2014 to $0.373 per liter in 2015. The increase in the amount of liters sold is attributable to (a) a 2.3% increase in our milking cow herd driven by enhanced reproduction efficiencies at our two free-stall dairy facilities from an average of 6,396 heads in the three month period ended March 31st, 2014 to an average of 6,544 heads in the same period of 2015; and (b) by a 2.8% increase in cow productivity, from 33.5 liters per day per cow in 2014 to 34.4 liters per day per cow in 2015 due to enhanced operating efficiencies.

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While we receive cash or consideration upon the sale of our inventory of agricultural produce to third parties, we do not record any additional profit related to that sale, as that gain or loss had already been recognized under the line items “Initial recognition and changes in fair value of biological assets and agricultural produce” and “Changes in net realizable value of agricultural produce after harvest.” Please see “—Critical Accounting Policies and Estimates—Biological Assets and Agricultural Produce” above for a discussion of the accounting treatment, financial statement presentation and disclosure related to our agricultural activity.

Initial Recognition and Changes in Fair Value of Biological Assets and Agricultural Produce

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Total

	(Unaudited)
	(In thousands of $)
2015	9,004	4,717	1,955	(1)	7,991	23,666
2014	34,089	12,515	1,932	(278)	(9,313)	38,945

Initial recognition and changes in fair value of biological assets and agricultural produce decreased 39.2%, from $38.9 million in the three-month period ended March 31, 2014 to $23.7 million in the same period for 2015. The decrease was mainly due to:

• a $25.1 million decrease in our Crops segment mainly due to:

-	a $21.1 million decrease in the recognition at fair value less cost to sell for non-harvested crops, from a gain of $25.3 million in the three-month period ended March 31, 2014 to a gain of $4.1 million in the same period of 2015, mainly due to (i) a general decrease in prices; and (ii) a lower area with significant biological growth.

-	The recognition at fair value less cost to sell of crops at the point of harvest, remained essentially unchanched from $4.1 million in the three-month period ended March 31, 2014 to $3.8 million in the same period in 2015.

-	Of the $9.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the three-month period ended March 31, 2015, $8.0 million gain represents the unrealized portion, as compared to the $29.4 million unrealized gain of the $34.1 million gain of initial recognition and changes in fair value of biological assets and agricultural produce in 2014.

•	A $7.8 million decrease in our Rice segment, as a result of:

-	the recognition at fair value less cost to sell for non-harvested crops remained essentially unchancged as most of the area was already harvested, from 95% in 2014 to 93% in 2015.

-	a $7.8 million decrease in the recognition at fair value less cost to sell of rice at the point of harvest, from a gain of $12.5 million in the three-month period ended March 31, 2014 to a gain of $4.7 million in the same period in 2015 mainly due to (i) a 9.1% decrease in yields from 5.8 tons per hectare in 2014 to 5.2 tons per hectare in 2015 due to above average rains and cloudy days during the development of the crops; and (ii) a 3.5% decrease in the area under production.

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-	Of the $4.7 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the three-month period ended March 31, 2015, $1.6 million gain represents the realized portion, as compared to the $2.2 million gain realized portion of the $12.5 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the same period in 2014.

Partially offset by:

•	A $17.3 million increase in our Sugar, Ethanol and Energy segment, mainly due to:

-	a $15.7 million increase in the recognition at fair value less cost to sell of non-harvested sugarcane, from a loss of $3.4 million in the three-month period ended March 31, 2014 to a gain of $12.3 million in the same period for 2015, mainly generated by a decrease in sugarcane yield estimates in 2014 as a result of a dry period during November 2013 to January 2014 which affected the normal development of the sugarcane.

-	The changes in the recognition at fair value less cost to sell of sugarcane at the point of harvest increased from a loss of $5.9 million in the three-month period ended March 31, 2014 to a loss of $4.3 million in the same period for 2015 due to higher harvested area as a results of the earlier start of the season.

-	Of the $8.0 million gain of initial recognition and changes in fair value of biological assets and agricultural produce for the three-month period ended March 31, 2015, $9.0 million gain represents the unrealized portion, as compared to the $10.8 million loss unrealized portion of the $9.3 million loss of initial recognition and changes in fair value of biological assets and agricultural produce in the same period for 2014.

Changes in Net Realizable Value of Agricultural Produce after Harvest

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total

	(Unaudited)
	(In thousands of $)
2015	(162)	-	-	-	-	-	(162)
2014	861	-	-	-	-	-	861

Changes in net realizable value of agricultural produce after harvest is mainly composed by: (i) profit or loss from commodity price fluctuations during the period of time the agricultural produce is in inventory, which impacts its fair value; (ii) profit or loss from the valuation of forward contracts related to agricultural produce in inventory; and (iii) profit from direct exports. Changes in net realizable value of agricultural produce after harvest decreased from $0.9 million gain in the three-month period ended March 31, 2014 to $0.1 million loss in the same period for 2015. This decrease is mainly explained by the decrease in commodity prices that impacted in higher inventories of corn.

General and Administrative Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total

	(Unaudited)
	(In thousands of $)
2015	(1,403)	(1,087)	(370)	(19)	(4,421)	(4,718)	(12,018)
2014	(980)	(812)	(394)	(35)	(3,710)	(4,849)	(10,780)
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Our general and administrative expenses increased 11.5%, from $10.8 million in the three-month period ended March 31, 2014 to $12.0 million in the same period for 2015. This increase is explained by a $0.7 million increase in our Sugar, Ethanol and Energy segment due to higher average headcount as a result of the expansion in milling activities.

Selling Expenses

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Corporate	Total

	(Unaudited)
	(In thousands of $)
2015	(802)	(4,291)	(165)	(7)	(7,506)	(484)	(13,255)
2014	(722)	(3,383)	(155)	(4)	(7,155)	(217)	(11,636)

Selling expenses increased 13.9%, from $11.6 million in the three-month period ended March 31, 2014 to $13.3 million in the same period for 2015, mainly driven by a $0.9 million increase in our Rice segment, primarily due to an increase in sales volume.

Other Operating Income, Net

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total

(Unaudited)
(In thousands of $)
2015	8,962	479	(28)	2	12,205	-	5	21,625
2014	(12,503)	183	19	(1)	(1,366)	-	98	(13,570)

Other operating income increased $35.2 million, from a $13.6 million loss in the three-month period ended March 31, 2014 to $21.6 million gain in the same period for 2015, primarily due to:

•	a $21.5 million increase in our Crops segment due to the mark-to-market effect of outstanding hedge positions of our soybean and corn derivatives;

•	a $13.6 million increase in our Sugar, Ethanol & Energy segment due to the mark-to-market effect of outstanding hedge positions.

Other operating income, net of our Rice, Dairy, All other segments, Land Transformation and Corporate segments remained essentially unchanged.

Share of Loss of Joint Ventures and Investment Results

Three-month period ended March 31,	Crops	Rice	Dairy	All Other Segments	Sugar, Ethanol and Energy	Land Transformation	Corporate	Total

(Unaudited)
(In thousands of $)
2015	(878)	-	-	-	-	-	-	(878)
2014	(225)	-	-	-	-	-	-	(225)

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Our share of loss of Joint Ventures increased slightly from a loss of $0.2 million in the three-month period ended March 31, 2014 to a loss of $0.9 million in the same period for 2015. This result is explained by the 50% interest that we hold in CHS AGRO, a joint venture with CHS Inc., dedicated to the processing of confectionary sunflower. The negative result is mainly due to interest expenses and the negative impact of the depreciation of Argentine peso on the dollar denominated debt.

Financial Results, Net

Our financial results, net decreased from a loss of $16.2 in the three month period ended March 31, 2014 to a loss of $24.5 million in the same period of 2015, primarily due to: a $13.7 million mainly non-cash loss in 2015, compared to a $3.7 million non-cash loss in 2014, mostly generated by the impact of foreign exchange fluctuation on our dollar denominated debt issued by subsidiaries.

The following table sets forth the breakdown of financial results for the periods indicated.

	Three-month period ended March 31,
	2015	2014
	(Unaudited)
	(In $ thousand)		% Change
Interest income	2,568	1,477	73.9%
Interest expense	(12,715)	(12,693)	0.2%
Foreign exchange losses, net	(13,694)	(3,702)	269.9%
Cash flow hedge – transfer from equity	464	(245)	(289.4%)
Gain/(Loss) from interest rate /foreign exchange rate derivative financial instruments	226	592	(61.8%)
Taxes	(705)	(743)	(5.1%)
Other Income/(Expenses)	(636)	(859)	(26.0%)
Total Financial Results	(24,492)	(16,173)	51.4%

Income Tax expense

Current income tax charge totaled $5.0 million for the three-month period ended March 31, 2015, which equates to a consolidated effective tax rate of 26.5%. For the same period in 2014 we registered a loss of income tax of $7.3 million, which equates to a consolidated effective tax rate of 73.8%.

As of March 31, 2015, the income tax rate in Uruguay was 25%. However, in Uruguay the income tax rate applicable to derivative activities is 0.75%. During the three-month period ended March 31, 2015, we recognized a gain in the line item Other operating income, net, of $6.0 million which was subject to the 0.75% rate. As result of these effects our consolidated effective income tax rate decreased from 73.8% for the three-month period ended March 31, 2014 to 26.5% for the same period in 2015.

Profit for the period

As a result of the foregoing, our net income for the three-month period ended March 31, 2015 increased $11.2 million, from a gain of $2.6 million in 2014 to a profit of $13.7 million in 2015.

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LIQUIDITY AND CAPITAL RESOURCES

Our liquidity and capital resources are and will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	the level of our outstanding indebtedness and the interest that we are obligated to pay on such outstanding indebtedness;

•	our capital expenditure requirements, which consist primarily of investments in new farmland, in our operations, in equipment and plant facilities and maintenance costs; and

•	our working capital requirements.

Our principal sources of liquidity have traditionally consisted of shareholders’ contributions, short and long term borrowings and proceeds received from the disposition of transformed farmland or subsidiaries.

We believe that our working capital will be sufficient during the next 12 months to meet our liquidity requirements.

Three-month period ended March 31, 2015 and 2014

The table below reflects our statements of Cash Flow for the three-month period ended March 31, 2015 and 2014.

	Three-month period
	2015	2014
	(Unaudited, in thousands of $)
Cash and cash equivalent at the beginning of the period	113,795	232,147
Net cash generated from operating activities	41,803	40,915
Net cash used in investing activities	(60,613)	(112,958)
Net cash generated by financial activities	125,879	75,561
Effect of exchange rate changes on cash and cash equivalent	(22,585)	11,766
Cash and cash equivalent at the end of the period	198,279	247,431

Operating Activities

Period ended March 31, 2015

Net cash generated by operating activities was $41.8 million for the three-month period ended March 31, 2015. During this period, we generated a net profit of $13.8 million that included non-cash charges relating primarily to losses from foreign exchange, net of $13.7 million, $10.8 million interest and other expense, net, $5.0 million of income tax and $4.9 million of depreciation and amortization. All these effects were partially offset by a gain from derivate financial instruments and forward contracts of $21.3 million and the unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” of $20.1 million.

In addition, other changes in operating assets and liability balances resulted in a net increase in cash of $33.6 million,primarily due to an decrease of $24.4 million in trade and other receivables, a decrease of $11.3 million in derivate financial instruments, and a decrease of $11.3 million in biological assets, partially offset by a increase of $13.0 million in trade and other payables.

Period ended March 31, 2014

Net cash generated by operating activities was $40.9 million for the three-month period ended March 31, 2014. During this period, we generated a net profit of $2.6 million that included non-cash charges relating primarily to a loss from derivative financial instruments of $13.3 million, $12.1 million of interest and other expenses, net, $5.3 million of depreciation and amortization, $7.3 million income tax, $3.7 million of foreign exchange gains, net and $2.1 million of provisions and allowances. All of these effects were partially offset by unrealized portion of the “Initial recognition and changes in fair value of biological assets and agricultural produce” of $28.8 million.

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In addition, other changes in operating asset and liability balances resulted in a net increase in cash of $22.2 million, primarily due to an decrease of $18.3 million in biological assets, mainly due to the harvest of rice and crops, and a decrease of $6.9 million in trade and other receivables, partially offset by a increase of $3.7 million in inventories.

Investing Activities

Period ended March 31, 2015

Net cash used in investing activities totaled $60.6 million in the three-month period ended March 31, 2015, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the finalization of the construction of the second phase of Ivinhema mill), totaling $51.3 million; and $11.3 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul.

Period ended March 31, 2014

Net cash used in investing activities totaled $113.0 million in the three-month period ended March 31, 2014, primarily due to the purchases of property, plant and equipment (mainly acquisitions of machinery, buildings and facilities for the construction of the second phase of Ivinhema mill), totaling $88.0 million; and $25.1 million in biological assets related mainly to the expansion of our sugarcane plantation area in Mato Grosso do Sul.

Financing Activities

Period ended March 31, 2015

Net cash provided by financing activities was $125.9 million in the Period ended March 31, 2015, primarily derived from the incurrence of new long and short term loans in the amounts of $160.7 million and $5.2 million, respectively, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development. This effect was partially offset by a net payments of short and long term borrowings in the amounts $19.8 million and $11.2 million, respectively. During this period, interest paid totaled $9.7 million.

Period ended March 31, 2014

Net cash provided by financing activities was $75.6 million in the Period ended March 31, 2014, primarily derived from the incurrence of new long and short term loans in the amounts of $120.8 million and $19.0 million, respectively, mainly for our Brazilian operations related to the Sugar and Ethanol cluster development. This effect was partially offset by net payments on short and long term borrowings in the amounts of $30.2 million and $11.2 million, respectively, and $12.9 million of purchase of own shares. During this period, interest paid totaled $10.2 million

Cash and Cash Equivalents

Historically, since our cash flows from operations were insufficient to fund our working capital needs and investment plans, we funded our operations with proceeds from short-term and long-term indebtedness and capital contributions from existing and new private investors. In 2011 we obtained $421.8 million from the IPO and the sale of shares in a concurrent private placement (See “Item 4. Information on the Company—A. History and Development of the Company” in our Form 20-F). As of March 31, 2015, our cash and cash equivalents amounted to $198.3 million.

However, we may need additional cash resources in the future to continue our investment plans. Also, we may need additional cash if we experience a change in business conditions or other developments. We also might need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisitions, strategic alliances or other similar investments. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we might seek to issue debt or additional equity securities or obtain additional credit facilities or realize the disposition of transformed farmland and/or subsidiaries. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of additional indebtedness could increase our debt service obligations and cause us to become subject to additional restrictive operating and financial covenants, and could require that we pledge collateral to secure those borrowings, if permitted to do so. It is possible that, when we need additional cash resources, financing will not be available to us in amounts or on terms that would be acceptable to us or at all.

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Projected Sources and Uses of Cash

We anticipate that we will generate cash from the following sources:

•	operating cash flow;

•	debt financing;

•	the dispositions of transformed farmland and/or subsidiaries; and

•	debt or equity offerings.

We anticipate that we will use our cash:

•	for other working capital purposes;

•	to meet our budgeted capital expenditures;

•	to make investment in new projects related to our business; and

•	to refinance our current debts.

Indebtedness and Financial Instruments

The table below illustrates the maturity of our indebtedness (excluding obligations under finance leases) and our exposure to fixed and variable interest rates:

	March 31, 2015	December 31, 2014
	(unaudited)
Fixed rate:
Less than 1 year	94,680	95,524
Between 1 and 2 years	42,394	45,518
Between 2 and 3 years	31,831	41,685
Between 3 and 4 years	30,282	25,809
Between 4 and 5 years	26,580	39,992
More than 5 years	59,704	87,219
	285,471	335,747
Variable rate:
Less than 1 year	98,207	111,371
Between 1 and 2 years	173,344	130,426
Between 2 and 3 years	133,418	80,199
Between 3 and 4 years	63,158	13,154
Between 4 and 5 years	6,323	7,346
More than 5 years	17,477	19,683
	491,927	362,179
	777,398	697,926

(1)	The Company plans to partially rollover its short term debt using new available lines of credit, or on using operating cash flow to cancel such debt.

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During 2015 and 2014 the Company was in compliance with all financial covenants.

Short-term Debt.

As of March 31, 2015, our short term debt totaled $193.1 million.

We maintain lines of credit with several banks in order to finance our working capital requirements. We believe that we will continue to be able to obtain additional credit to finance our working capital needs in the future based on our past track record and current market conditions.

Capital Expenditure Commitments

During the three-month Period ended March 31, 2015, our capital expenditures totaled $62.7 million. Our capital expenditures consisted mainly of equipment, machinery and construction costs related to the finalization of the construction of the Ivinhema sugar and ethanol mill in Brazil.

We expect continuous capital expenditures for the foreseeable future as we expand and consolidate each of our business segments.

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